Exhibit 11


                          EXCEL MARITIME CARRIERS LTD.
                  CORPORATE CODE OF BUSINESS ETHICS AND CODUCT

Introduction

Excel Maritime Carriers Ltd. (the "Company" or "Excel") has a strong commitment to promoting honest conduct and ethical business conduct by all Employees (as defined below) and compliance with the laws that govern the conduct of our business worldwide. We believe that a commitment to honesty, ethical conduct and integrity is a valuable asset that builds trust with our customers, suppliers, employees, shareholders and the communities in which we operate. To implement our commitment, we have developed a code of business ethics and conduct (the "Code"). This Code has been designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and avoidance of conflicts of interest. The Code establishes rules and standards regarding behavior and performance and constitutes a part of the terms and conditions of employment. Violation of the rules and standards embodied in the Code is not tolerated and will subject those responsible to disciplinary action.

The Code applies to all affiliates of the Company and all employees, directors, officers and agents of the Company ("Employees"). All Employees are required to read and understand the Code and certain Employees will be required to provide a certification to that effect. We encourage all Employees to ask questions regarding the application of the Code. Employees may direct such questions to their manager (in the absence of an actual or potential conflict of interest), or to an Audit Committee member.

Employees individually are ultimately responsible for their compliance with the Code. Every manager will also be responsible for administering the Code as it applies to Employees and operations within each manager's area of supervision.

The Company's policy is to distribute the Code to affiliated companies and urge that they have in force similar polices and procedures to secure compliance with the principles of business integrity and ethics set forth in this Code.

Employees who observe or become aware of a situation that they believe to be a violation of the Code have an obligation to notify their manager or an Audit Committee member unless the Code directs otherwise. Violations involving a manager should be reported directly to an Audit Committee member. When a manager receives a report of a violation, it will be the manager's responsibility to handle the matter in consultation with an Audit Committee member. If an Employee reporting a violation wishes to remain anonymous, all reasonable steps will be taken to keep their identity confidential. All communications will be taken seriously and, if warranted, any reports of violations will be investigated.

Procedures Regarding Waivers

Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where and circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee.


                                              The Board of Directors

                          EXCEL MARITIME CARRIERS LTD.
                  CORPORATE CODE OF BUSINESS ETHICS AND CODUCT


Compliance with Laws, Rules and Regulations

All Employees are responsible for complying with the various laws, rules and regulations of the countries and regulatory authorities that affect the Company's business. Questions with respect to your duties under the law should be directed to your manager.

Honest and Fair Dealing

Employees must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privilege information, misrepresentation of material facts, or any other unfair-dealing practice.

Conflict of Interest and Corporate Opportunity

Employees must (a) avoid any interest that conflicts or appears to conflict with the interests of the Company or that could reasonably be determined to harm the Company's reputation and (b) report any actual or potential conflict of interest (including any material transaction or relationship that reasonably could be expected to give rise to such conflict) immediately to manager or an Audit Committee member and adhere to instructions concerning how to address such conflict of interest. A conflict of interest exists if actions by any Employee are, or could reasonably appear to be, influenced directly or indirectly by personal considerations, duties owed to persons or entities other than the Company, or by actual or potential personal benefit or gain.

Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position.

Confidentiality and Privacy

It is important that you protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company's customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

Proper Use of Company Assets

The Company's assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.

Corporate communications policy

Only certain designated Employees may discuss the Company with the news media, securities analysts and investors. All inquiries from regulatory authorities or government representatives should be referred to the appropriate manager.
Employees exposed to media contact when in the course of employment must not comment on rumors or speculation regarding the Company's activities.

Securities Trading

Because we are a public company we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company.

Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of legal counsel may be sought.

Investment by Employees in Excel securities is encouraged. In order to protect the Company and its Employees from liability that could result from a violation of legal requirements, the Company requires Employees to engage in purchases or sales of the Company's stock only during "Window Periods". Window Periods begin at the opening of trading on the second full trading day following the public release of quarterly or annual financial results and end on the last day of the third calendar month of that calendar quarter. No person may buy or sell Excel securities, even during Window Periods, if such person is in possession of material, non-public information.

At any time, the Board of Directors has authority to designate a "blackout period" over all trading in Excel securities (even during a Window Period). A blackout period compels all trading in the securities affected to cease immediately for the period designated by the Board of Directors. A blackout period may be exercised over securities of companies with which the Company does or may do business or in which the Company invests or may invest. No one may disclose to any outside third party that a blackout period has been designated.

Failure to comply with the Company's securities trading policy may subject Employees or Employees' family members to criminal or civil penalties, as well as to disciplinary action by the Company up to and including termination for cause. Responsibility for complying with applicable laws as well as the Company's policy rests with Employees individually.

Drugs and Alcohol

Company policy prohibits the illegal use, sale, purchase, transfer, possession or consumption of controlled substances, other than medically prescribed drugs, while on the Company premises. Company policy also prohibits the use, sale, purchase, transfer or possession of alcoholic beverages by Employees while on Company premises, except as authorized by the Company. This policy requires that the company must abide by applicable laws and regulations relative to the use of alcohol or other controlled substances. The Company, in its discretion, reserves the right to randomly test Employees for the use of alcohol or other controlled substances unless prohibited by prevailing local law.

Policies against Discrimination and Harassment

The  Company  prohibits  discrimination  against  any  Employee  or  prospective
Employee on the basis of sex, race, color, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis prohibited by the laws that govern its operations.

The Company prohibits unlawful harassment. Employees are expected to treat one another with respect. "Harassment" includes any conduct likely to cause offense or humiliation to any person or that might, on reasonable grounds, be perceived by a reasonable person to place a condition on employment or on any opportunity for training or promotion.

Electronic communication

Electronic communications include all aspects of voice, video, and data communications, such as voice mail, e-mail, fax, and Internet. Employees should use electronic communications for business purposes and refrain from personal use. Among other things, you should not participate in any online forum where the business of the Company or its customers or suppliers is discussed: this may give rise to a violation of the Company's confidentiality policy or subject the Company to legal action for defamation. The Company reserves the right to inspect all electronic communications involving the use of the Company's equipment, software, systems, or other facilities ("Systems") within the confines of applicable local law and Employees should not have an expectation of privacy when using Company Systems.

Integrity of Corporate Records

All business records, expense accounts, vouchers, bills, payrolls, service records, reports to government agencies and other reports must accurately reflect the facts. Without limiting the foregoing, all reports and documents filed with the U.S. Securities and Exchange Commission, as well as other public communications should be full, fair, accurate and understandable.

The books and records of Excel must be prepared with care and honesty and must accurately reflect our transactions. All corporate funds and assets must be recorded in accordance with Company procedures. No undisclosed or unrecorded funds or assets shall be established for any purpose.

The Company's accounting personnel must provide the independent public accountants and the Audit Committee with all information they request. Employees must not, and must not direct others to, take any action to fraudulently influence, coerce, manipulate or mislead independent public accountants engaged in the audit or review of the Company's financial statements for the purpose of rendering those financial statements materially misleading.

Entertainment, Gifts, Payments and Bribery

Decisions by the Company and its agents relating to the procurement and provision of goods and services should always be free from even a perception that favorable treatment was sought, received or given as the result of furnishing or receiving gift, favors, hospitality, entertainment or other similar gratuity. The giving or receiving of anything of value to induce such decisions is prohibited. You should never solicit a gift or favor from those with whom we do business. Providing or receiving gifts or entertainment of nominal value motivated by commonly accepted business courtesies is permissible, but not if such gifts or entertainment would reasonably be expect to cause favoritism or a sense of obligation.

No bribes or other similar payments and benefits, directly or indirectly, shall be paid to employees of suppliers or customers.

Compliance with Anti-Trust Laws

The Company's business may be subject to United States, European Union and other foreign government anti-trust and similar laws. All Employees must comply with such laws and you should confer with your manager whenever you have a question with respect to the possible anti-competitive effect of particular transactions.

Health, Safety and Environmental Protection

The Company will conduct its business in a manner designed to protect the health and safety of its Employees, its customers, the public, and the environment. The Company's policy is to operate its business and its vessels in accordance with all applicable safety, environmental and safety laws and regulations so as to ensure the protection of the environment and the Company's personnel and property. All Employees should conduct themselves in a manner that is consistent with this policy. Any departure or suspected departure from this policy must be reported promptly.

                                 ACKNOWLEDGEMENT

         I understand that the Excel Code of Business Ethics and Conduct (the "Code") forms a part of my terms of employment.

         I understand that it is my responsibility to read, to understand, and to keep up to date the contents of the Code and to seek clarification or further information, if needed, and to comply with the contents of the Code.

         I acknowledge that I have received a copy of the Code for my review. I also understand that breach or violation of the Code may result in disciplinary action (which may include termination of employment).

         I further acknowledge that I have been afforded the opportunity to ask any questions I have concerning the content of the Code.


 Signature ______________________

 Date      ______________________

 Name      ______________________

             (Please print)



02545.0001 #533186